OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response...2.50
SEC FILE NUMBER 0-26946
CUSIP NUMBER 461148108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2004
☑	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	Transition Report on Form N-CSR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Intevac, Inc.

Full Name of Registrant

Former Name if Applicable

3560 Bassett Street

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of the date hereof, the Company is continuing to evaluate and test its internal controls over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act. Due to the additional time required by the Company to complete these activities and then to obtain the report of its independent registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting as well as the audit report, the Company cannot file its Form 10-K for the year ended December 31, 2004 within the prescribed period without unreasonable effort or expense.

We believe that these matters will be completed within fifteen calendar days of the date of this filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles B. Eddy III	(408)	986-9888

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s 8-K filed on February 9, 2005, a description of the Company’s initial results for the fourth quarter and twelve-month periods ended December 31, 2004 follows. A copy of the draft financial statements is contained in the Company’s 8-K filing.

Total revenues of Intevac for the quarter ended December 31, 2004 were $10.3 million, compared to $12.1 million in the fourth quarter of 2003. Equipment revenues, which included one 200 Lean system, were $8.3 million, versus $9.0 million in the fourth quarter last year. The decrease resulted from lower sales of spares and upgrades. Imaging revenues were $2.0 million, down from $3.1 million in the previous year, due to lower revenues from research and development contracts.

Net loss for the quarter was $3.2 million, or $0.16 per diluted share on 20.1 million weighted-average shares outstanding, compared to a net loss of $601,000, or $0.04 per diluted share on 15.2 million weighted-average shares, in the fourth quarter of 2003. The increase in net loss was primarily attributable to lower gross margins in the Equipment and Imaging business and lower net revenues in the Equipment business. Equipment margins were lowered by the 200 Lean system recognized for revenue, which was manufactured during the second quarter of 2004 when 200 Lean costs were high. Imaging margins were reduced by a cost-sharing program related to development of military head mounted night vision cameras. The number of shares outstanding rose primarily as a result of conversion of the Company’s 6 1/2% convertible notes dues 2009 in November 2003 and the Company’s secondary offering in February 2004.

Total revenues for the year were $69.6 million, up from $36.3 million in 2003. Equipment revenues were $60.5 million, compared to $26.7 million in the prior-year period. The increase was attributable primarily to higher sales of disk sputtering systems and components in 2004, which were partially offset by a reduction in sales from flat panel display manufacturing equipment. Imaging revenues were $9.1 million, down from $9.5 million in the prior-year period.

Net loss for the twelve months of 2004 narrowed to $4.3 million, or $0.22 per diluted share on 19.7 million weighted-average shares outstanding, from net losses of $12.3 million, or $0.95 per diluted share on 12.9 million weighted-average shares, for the same period in 2003. The improvement was primarily due to the large increase in equipment sales with only a slight increase in operating expenses. Also contributing was a reduction of interest expense due to conversion of the Company’s 6 1/2% convertible notes.

Order backlog totaled $10.5 million on December 31, 2004, compared to $16.2 million on September 25, 2004, and $43.3 million on December 31, 2003. Year-end backlog does not include orders for three 200 Lean systems received early in 2005.

Intevac, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By	/s/ Charles B. Eddy III

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

2